UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2009

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date July 2, 2009	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

ANNOUNCEMENT
RESULT OF THE ISSUE OF A SHARES AND
CHANGE IN SHARE CAPITAL

Reference is made to the announcement of China Eastern Airlines Corporation Limited (the “Company” or “CEA”) dated 29 December 2008 in relation to the subscriptions of A Shares and H Shares of the Company by China Eastern Air Holding Company and CES Global Holdings (Hong Kong) Limited respectively (the “Announcement”).  Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as ascribed to them in the Announcement.

IMPORTANT NOTE:

1.	Number of shares issued and issue price

Type of shares: RMB ordinary shares (A Shares)
Number of shares issued: 1,437,375,000 shares
Issue price: RMB3.87 per share
Total proceeds: RMB5,562,641,000

2.	Number of shares subscribed, lock-up period and expected listing date

CEA Holding, the controlling shareholder of the Company, subscribed for all the shares under this issue, being 1,437,375,000 A shares and undertook that it would not transfer the subscribed A shares within 36 months from the completion date of the issue. The subscribed A shares are expected to be listed on 2 July 2012.

3.	Transfer of Assets

All shares under this issue were subscribed for in cash and did not involve any transfer of assets.

I.	Overview of the Issue

(I)	Internal decision-making procedures and the approval documents from CSRC for the Issue

1.	Internal decision-making procedures for the Issue

(1)
On 10 December 2008, the 16th ordinary meeting of the 5th session of the board of directors of the Company was held, at which the resolutions in respect of the non-public issue of A shares (hereinafter referred to as the “Non-public Issue of A Shares” or the “Issue”) to CEA Holding, the controlling shareholder of the Company, and the additional issue of H shares (hereinafter referred to as the “Additional Issue of H Shares”) to CES Global Holdings (Hong Kong) Limited (“CES Global”), an overseas wholly-owned subsidiary of CEA Holding, which, in aggregate, raised approximately RMB3 billion, were considered and passed.

(2)
On 29 December 2008, the 18th ordinary meeting of the 5th session Board of the Company was held, at which the relevant revised resolutions in respect of the Non-public Issue of A Shares and the Additional Issue of H Shares were considered and passed, by which the total proceeds were increased to approximately RMB7 billion.

(3)
On 26 February 2009, the second EGM and the class meetings of holders of A Shares and H Shares of the Company were held, at which the resolutions in respect of the Non-public Issue of A Shares and the Additional Issue of H Shares were considered and passed.

2.	The Approval Procedures of China Securities Regulatory Commission for the Issue

(1)
On 13 May 2009, the application for the Non-public Issue of A Shares was conditionally approved by the 25th session Public Offering Review Committee of  China Securities Regulatory Commission (the “CSRC”).

(2)
In June 2009, CSRC approved the application for non-public issue of 1,437,375,000 A Shares by the CSRC Authorization [2009] No. 487 “The Approval of Non-public Issue of Shares by China Eastern Airlines Corporation Limited”(證監許可[2009]487號《關於核准中國東方航空股份有限公司非公開發行股票的批覆》)

(3)
In June 2009, CSRC waived the obligation of CEA Holding to make an offer for the shares of the Company by the CSRC Authorization [2009] No. 556 “The Approval of the Waiver of the Obligation of China Eastern Air Holding Company to make an Offer for the Shares of China Eastern Airlines Corporation Limited”(證監許可[2009]556號《關於核准豁免中國東方航空集團公司要約收購中國東方航空股份公司股份義務的批覆》).

(II)	Profile of the Issue

1.	Method of issue: non-public issue of shares to specific placee was adopted for the Issue.

2.	Number of shares issued: the number of shares issued under the Issue is 1,437,375,000 A Shares.

3.	Type and nominal value of the shares issued: the shares issued under the Issue are RMB ordinary shares (A shares) of nominal value of RMB1.00 each.

4.
Issue price: the issue price of the Issue is RMB3.87 per share.

The base date for pricing of the Non-public Issue of A Shares was the date on which the announcement of the board resolutions in respect of the non-public issue of shares was published, being 30 December 2008. The issue price is not less than 90% of the average trading prices of the A shares of the Company for the 20 trading days prior to the base date for pricing (the average trading price of shares for the 20 trading days prior to the base date for pricing = total trading value for the 20 trading days prior to the base date for pricing / total trading volume for the 20 trading days prior to the base date for pricing).The first day of issue of the Non-public Issue of A Shares is 25 June 2009, the average trading price of shares for the 20 trading days prior to 25 June 2009 is RMB 5.28 per share. The ratio of the issue price of the Issue to the average trading price of shares for the 20 trading days prior to the first day of issue is 73.30%.

5.
Total Proceeds:

The total amount of the proceeds from the Issue is RMB5,562,641,250; of which, the actual net proceeds raised after deducting the issue expenses of RMB14,877,942.18 is RMB5,547,763,307.82.

6.	Sponsor:The Sponsor of the Issue is Citic Securities Co., Ltd.（中信證券股份有限公司）(hereinafter referred to as “Citic Securities” or the “Sponsor”)

(III)	Additional Issue of H Shares

According to the resolutions passed at the 16th and 18th meetings of the 5th session of the Board and the second EGM of 2009 and the class meetings of holders of A Shares and H Shares of the Company, in addition to the Non-public Issue of A Shares to CEA Holding, the Company will also issue H Shares to CES Global by way of additional issue, the proposal of which is summarized as follows:

Target placee:	CES Global
Number of shares issued:	The same number of under the Non-public Issue of A Shares, being 1,437,375,000 H shares
Issue price:	RMB 1 per share (price in Hong Kong Dollar is translated at the prevailing exchange rate on the issue date of the H Shares)
Total proceeds:	RMB1,437,375,000

According to the resolutions passed by the meetings of the Board and the general meetings, the Non-public Issue of A Shares and the Additional Issue of H Shares are inter-conditional, should either proposal not be approved or permitted in any aspect, the other proposal shall automatically be terminated.

In May 2009, the CSRC approved the application for additional issue of 1,437,375,000 H Shares by the CSRC Authorization[2009]No. 413 “The Approval of Additional Issue of Overseas Listed Foreign Shares by China Eastern Airlines Corporation Limited證監許可[2009]413號《關於核准中國東方航空股份有限公司增發境外上市外資股份的批覆》. On 26 June 2009, the Company completed the additional issue of 1,437,375,000 H Shares to CES Global.

(IV)	Verification of Proceeds Raised and Registration of Shares

1.
On 25 June 2009, Shanghai Zhonghua Huyin Certified Public Accountants (hereinafter referred to as “Zhonghua Huyin”) deposited RMB5,562,641,250.00, being the total proceeds of the Issue, to the exclusive account for the Issue of the Sponsor, Citic Securities, and accordingly issued the capital verification report Hu Zhong Kuai Yan Zi (2009) No.3505（滬眾會驗字(2009)第3505號）.

2.
On 26 June 2009, Zhonghua Huyin issued the capital verification report Hu Zhong Kuai Yan Zi (2009) No.3506（滬眾會驗字(2009)第3506號） in respect of the total amount of the proceeds from the Issue.  The total proceeds from the Issue was RMB 5,562,641,250.00; deducting the issue expenses of RMB 14,877,942.18, the net proceeds raised was RMB 5,547,763,307.82.

3.	On 1 July 2009, the procedures for registration of the newly issued shares from the Issue with the Shanghai Branch of China Securities Depository & Clearing Co. Ltd.（中國證券登記結算有限責任公司）were completed.

(V)	The Sponsor’s and the Company Lawyer’s Conclusion in relation to the compliance of the procedures and the subscriber of the non-public issue

1.
The Sponsor’s and the Company Lawyer’s Conclusion in relation to the compliance of procedures and the subscriber of the Issue

The Sponsor of the Issue, Citic Securities, concluded on the compliance of procedures of the Issue and by the target of the Issue that: “The issue procedures of the Issue by CEA and the target placee are in compliance with the requirements of the relevant laws, rules and regulations, such as  “Company Law”, “Securities Law”, “Measures for the Administration of Securities Offerings by Listed Companies”, “Measures for Administration of Issue and Underwriting of Securities” and “Implementation Rules on Non-public Issue of Shares by Listed Companies” and the resolutions of the board of directors and general meetings of the China Eastern Airlines Corporation Limited in respect of the Issue.  The procedures of pricing of the Issue are based on fair and just principles and the Issue by the CEA is in the interests of the CEA and its shareholders as a whole.”

2.
The Lawyer of the Issuer’s Conclusion in relation to the compliance of procedures and the subscriber of the Issue

The Commerce & Finance Law Offices advised that: “The procedures of the Issue are in compliance with the requirements of the relevant laws, regulations and regulatory documents, the target of the Issue is qualified for the subscription; the relevant documents are legal and valid; the result of the Issue is legal and valid and is in compliance with the provisions of the relevant rules and regulations such as “Measures for the Administration of Securities Offerings by Listed Companies” and “Implementation Rules on Non-public Issue of Shares by Listed Companies”.”

II.	Result of the Issue and Profile of the Place

1.	Result of the Issue

The controlling shareholder of the Company, CEA Holding, subscribed for all the shares of the Issue, being 1,437,375,000 A Shares.  The A Shares acquired by CEA Holding shall not be transferred within 36 months from the day of completion of the Issue.

2.	Profile of the Target Placee

(1)	Company name: China Eastern Air Holding Company

(2)	Company nature: collectively owned by the people

(3)	Domicile: 2550 Hongqiao Road, Shanghai

(4)	Registered capital: Renminbi Nine Billion Seven Hundred and Seven Million Seven Hundred and Sixty Four Thousand Eight Hundred and One Dollars and Twenty Five Cents (RMB9,707,764,801.25)

(5)	Principle office: 2550, Hongqiao Road, Shanghai

(6)	Legal representative: Liu Shaoyong

(7)	Principle business scope: operating all state-owned assets and equities generated from state investment of the group companies and their investment enterprises.

(8)
Number of shares subscribed for and lock-up period:  The controlling shareholder of the Company, CEA Holding, subscribed for all the shares under the Issue, being 1,437,375,000 A Shares.  The A Shares acquired by CEA Holding shall not be transferred within 36 months from the day of completion of the Issue.

(9)	Relationship between target placee and the Company

The following chart illustrated the specific shareholding structure between CEA and CEA Holding:

(10)	Major transactions between target placee and its connected parties and the issuer during last year:

1)	Occasional connected transactions:

○
On 6 May 2008, the Company entered into an assignment agreement with CEA Holding in respect of 6.7% equity interest in Eastern Airlines Hotel Co., Ltd, pursuant to which the above equity interest was transferred to CEA Holding at a consideration of RMB 32,972,000.

○
On 15 January 2009, the Company, CEA Holding and Eastern Air Group Finance Company Limited, a connected party, entered into an entrusted loan agreement (the “Entrusted Loan Agreement”), pursuant to which CEA Holding (as the principal) and Eastern Air Group Finance Company Limited (as the trustee) provided the Company with a loan of RMB5,550,000,000 for a period of six months, with an interest rate that it is 10% lower than the benchmark rate offered by commercial banks for the same period as required by the State.

2)	Continuing connected transactions:

CEA and CEA Holding and connected parties have entered into the eight continuing connected transaction agreements below, in which necessary internal approval and decision procedures have been implemented, and the obligations of information disclosure as required have been fulfilled.

The transaction amount of the eight connected transaction agreements mentioned above in 2008 and their annual caps for 2009 and 2010 are set out below:

RMB Ten thousand

No.Agreements		Transaction amount in 2008	Percentage of the cost of operation	Annual cap for 2009	Annual cap for 2010

1	Automobile Repairing Services Framework Agreement	2,359.5	0.06%	3,500	4,200
2	Financial Services Framework Agreement	Note 1	Note 1	Note 1	Note 1
3	Airline Catering Services Framework Agreement	37,196	0.86%	54,039	62,149
4	External Trading, Import and Export Agency Framework Agreement	4,725.7	0.11%	6,000	6,950
5	Manufacturing Services and Supply of Facilities Framework Agreement	895.8	0.02%	1,800	2,000
6	Property Leasing Agreement	5,539.9	0.13%	6,000	6,000
7	Advertising Agency Framework Agreement	359.5	0.14%	2,350	2,600
8	Airline Ticket Sales Agency Services Framework Agreement	230.6	0.09%	1,715	1,972

Note 1: Under the Financial Services Framework Agreement, the transaction amount of the connected transactions in 2008 and the annual caps for 2009 and 2010 are as follows:

                                     RMB Ten thousand

	Transaction amount in 2008	Annual cap for 2009	Annual cap for 2010

Deposit balances	120,289.2	250,000	250,000
Outstanding loans	29,518.1	250,000	250,000
Interest income	3,076.6	4,050	4,275
Interest expense	2,226.7	19,350	20,025

(11)
The future transaction arrangements among the target of the Issue, connected parties and the Company:

The Company will strictly comply with the articles of association of the Company, the requirements of the relevant laws and regulations and the terms of the agreements of the relevant connected transactions, implement the relevant internal approval and decision procedures and make sufficient disclosure of information for future possible connected transactions.

III.	Changes of the 10 Largest Shareholders of the Company Before and After the Issue

There was no change of control of the Company as a result of the Issue as CEA Holding, the controlling shareholder, subscribed for all shares issued under the Issue in cash.

1.	The 10 largest shareholders of the Company before the Issue (as of 31 March 2009):

No.	Name of shareholders	Number of shares held (shares)	Shareholding (%)	Nature of shares held	Trading moratorium

1	CEA Holding	2,904,000,000	59.67%	A shares subject	Note 1

2	HKSCC NOMINEES	1,539,637,139	31.63%	Overseas listed	–

3	農業銀行－鵬華動力增長混合型基金(LOF)	14,999,910	0.31%	Listed A shares	–

4	UBS AG	6,975,447	0.14%	Listed A shares	–

5	MORGAN STANLEY & CO. INTERNATIONAL PLC.	5,358,221	0.11%	Listed A shares	–

6	交通銀行－普天收益基金	5,000,000	0.10%	Listed A shares	–

7	交通銀行－鵬華中國50開放式基金	4,999,910	0.10%	Listed A shares	–

8	中國銀行－嘉實滬紳300指數基金	4,247,702	0.09%	Listed A shares	–

9	光大證券－光大銀行－光大陽光集合資產管理計劃	4,043,665	0.08%	Listed A shares	–

10	交通銀行－建信優勢動力股票型基金	3,999,898	0.08%	Listed A shares	–

Note 1: According to share reform commitments, the lock-up period of the 2,904,000,000 shares held by CEA Holding will expire on 11 January 2010.

2.	The 10 largest shareholders of the Company before the Non-public Issue of A Shares and the Additional Issue of H Shares (as of 1 July 2009):

No.	Name of shareholders	Number of shares held (shares)	Shareholding (%)	Nature of shares held	Trading moratorium

1	CEA Holding	4,341,375,000	56.08%	A shares subject	Note 1

2	CES Global	1,437,375,000	18.57%	Overseas listed	Note 1
				foreign shares subject to moratorium	Note 2

3	HKSCC NOMINEES	1,539,637,139	19.89%	Overseas listed	–
				foreign shares

4	農業銀行－鵬華動力增長混合型基金 (LOF)	14,999,910	0.19%	Listed A shares	–

5	工商銀行－鵬華優質治理股票型基金(LOF)	12,625,373	0.16%	Listed A shares

6	MORGAN STANLEY & CO INTERNATIONAL PLC.	5,358,221	0.07%	Listed A shares	–

7	UBS AG	5,062,447	0.07%	Listed A shares	–

8	建設銀行－鵬華價值優勢股票型基金	4,999,930	0.06%	Listed A shares	–

9	中國銀行－嘉實滬深300指數基金	3,928,342	0.05%	Listed A shares	–

10	Hu Yue	1,767,260	0.02%	Listed A shares	–

Note 1: According to the commitments of CEA Holding, it will not transfer the shares of CEA in which it owns interests within three years after the completion of the Non-public Issue of A shares and the Additional Issue of H shares.

Note 2: CES Global completed the subscription of 1,437,375,000 H shares on 26 June 2009.

IV.
Changes of the Structure of the Share Capital of the Company Before and After the Issue

The changes of the structure of the share capital of the Company after the Non-public Issue of A Shares are set out below:

Unit: shares	Before the change	Number of A Shares	Change of After the change

Tradable shares with trading moratorium (A Shares)	2,904,000,000	1,437,375,000	4,341,375,000
Tradable shares without trading moratorium (A Shares)	396,000,000	–	396,000,000
H Shares	3,004,325,000	–	3,004,325,000
Total shares	6,304,325,000	1,437,375,000	7,741,700,000

V.	Management Discussion and Analysis

1.
Effect of the Issue on the financial conditions

Currently, the main business of the Company is airline services, from which the profit of the Company is mainly derived. It is our future strategy to further enhance and expand our business in the industry. The proceeds of this Non-public Issue will be used as working capital of the Company. Once the proceeds are received, the gearing ratio of the Company will be reduced and the scale of the net assets be increased, thus strengthening its risk resistance capacity and mitigating the pressure resulting from the tension in working capital.

2.
Effect of the Issue on the business structure

As currently the main business of the Company is airline services, from which the profit of the Company is mainly derived, and the proceeds of this non-public Issue will be used as working capital of the Company, there will be no change to the main business of the Company after the completion of the Issue.

3.
Effect of the Issue on the corporate governance

Upon the completion of Non-public Issue of A Shares and Additional Issue of H Shares, the shareholding of CEA Holding, the controlling shareholder of the Company, will be increased from 59.67% to 74.65%. The controlling shareholder and the beneficial owner of the Company will remain unchanged as a result of the Issue, and the Issue will further increase the proportion of the state-owned shares held in the strategic industry by the PRC.

4.	Effect of the Issue on the structure of the senior management There will be no change of the structure of the senior management of the Company as a result of the Issue.

5.
Effect of the Issue on connected transactions and competition within the industry

There is no material effect of the Issue on connected transactions of the Company and the competition within the industry and no further connected transaction and the competition within the industry will arise therefrom.

VI.	Intermediaries Giving Professional Advice for the Non-public Issue of Shares

1.
Lead underwriter and sponsor

Company name: Citic Securities Co., Ltd.（中信證券股份有限公司）

Legal representative: Wang Dongming
Registered address: Level A, China Merchants Bank Tower, No. 7088 Shennan Boulevard, Shenzhen
Sponsor representatives: Liu Kebin, Wu Hongri
Project co-organizor: Yin Xiong
Project members: Jia Xiaoliang, Deng Shufang, Cong Menglei, Wang Ligang, Sun Jianhua, Peng Chuanguo, Fu Weiyi
Telephone number: 010-84588888
Fax number: 010-84865610

2.
Lawyer of the issuer

Company name: Commerce & Finance Law Offices
Person-in-charge: Liu Gang
Responsible persons: Chen Wei, Zou Xiaowen
Office address: 6th Floor, NCI Tower, A12 Jianguomenwai Avenue, Chaoyang District, Beijing
Telephone number: 010-65693399F
ax number: 010-65693838

3.
Auditor of the annual report of the Issuer

Company name: PricewaterhouseCoopers Zhong Tian CPAs Co. Ltd.
Person-in-charge: Yang Zhiqin
Responsible person: Wang Xiao, Yang Xudong
Office address: 11th Floor, PricewaterhouseCoopers Centre, 202 Hu Bin Road, Shanghai
Telephone number: 021-23238888
Fax number: 021-23238800

4.
Capital verification institution

Company name: Shanghai Zhonghua Certified Public Accountants
Legal representative: Lin Dongmo
Responsible person: Zhao Rong, Huang Wei
Office address: 12th Floor, Ocean Towers, 550 Yan’an Road East, Huangpu District, Shanghai
Telephone number: 021-63525500
Fax number: 021-63525566

VII.	Documents for Inspection

(I)	Documents for inspection

1.	The capital verification report issued by the certified public accountants with relevant qualifications to conduct securities and futures businesses;

2.	The written certification on new shares registration and custody issued by China Securities Depository and Clearing Corporation Limited（中國證券登記結算有限責任公司）;

3.	All application documents for the Issue as approved by CSRC.

(II)	Place for inspection of documents

Name: Secretariat of the Board, China Eastern Airlines Corporation Limited
Address: Hall 1, CEA Building, 2550 Honqiao Road, Changning District, Shanghai
Telephone number: 021-51130920
Fax number: 021-62686116

As announced by the Company on the announcement dated 8 June 2009, the Company will issue an announcement of price-sensitive in nature and the Company is in the course of preparing such information for disclosure. Trading of the H shares of the Company has been suspended from 8 June 2009 and it will remain suspended until the publication of the said announcement.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Hu Honggao	(Independent Non-executive Director)
Sandy Ke-Yaw Liu	(Independent Non-executive Director)
Wu Baiwang	(Independent Non-executive Director)
Zhou Ruijin	(Independent Non-executive Director)
Xie Rong	(Independent Non-executive Director)

Shanghai, the PRC
2 July 2009